Exhibit 4.3

TrueCar, Inc.
Description of the Registrant’s Securities

As of December 31, 2019, the only class of securities of TrueCar, Inc., or the Company, registered under Section 12 of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, is our common stock, par value $0.0001 per share, or the Common Stock. The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, or the Charter, and our Amended and Restated Bylaws, or the Bylaws, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. We encourage you to read the Charter, the Bylaws and the applicable provisions of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, for additional information.

Authorized Capital Shares

Our authorized capital stock consists of 1,000,000,000 shares of Common Stock and 20,000,000 shares of preferred stock, par value $0.0001 per share, or the Preferred Stock. As of December 31, 2019, the outstanding shares of the Common Stock are fully paid and nonassessable, and there are no outstanding shares of Preferred Stock.

Dividend Rights

Subject to any preferential rights of outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors, which we refer to as the Board, out of legally-available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by our stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights. Under our Charter, the Board is classified and divided into three classes with staggered three-year terms. Only the directors in one class are subject to election by a plurality of the votes cast at each annual meeting of our stockholders.

Liquidation Rights

Subject to any preferential rights of outstanding shares of Preferred Stock, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders after the payment of our debts and other liabilities in the event of our dissolution or winding up.

Certain Anti-Takeover Provisions

Certain provisions of the Charter and the Bylaws that could have the effect of delaying, deferring or preventing a change in control of the Company are described in this section.

Classified Board of Directors

The Charter requires that the Board be classified into three classes of directors, with one-third of the directors up for election at each annual meeting. This provision could make it more difficult for stockholders to cause a change of control to occur if the incumbent members of the Board are opposed to doing so.

Effect of Preferred Stock

The Board is authorized to approve the issuance of one or more series of Preferred Stock without further authorization of our stockholders and to fix the number of shares, the designations, the relative rights and the limitations of any series of Preferred Stock. As a result, the Board, without stockholder approval, could authorize the issuance of Preferred Stock with voting, conversion and other rights that could proportionately reduce, minimize or otherwise adversely affect the voting power and other rights of holders of Common Stock or other series of Preferred Stock or that could have the effect of delaying, deferring or preventing a change in our control.

Advance Notice Provisions

Exhibit 4.3

The Bylaws provide for an advance notice procedure for stockholders to nominate persons to stand for election as a director or to bring other business before meetings of our stockholders. Any stockholder wishing to nominate persons to stand for election as a director or to bring other business before meetings must deliver advance written notice and certain other information to our secretary in accordance with the Bylaws. These provisions may preclude or deter some stockholders from bringing matters before, or making nominations for directors at, an annual meeting.

Action by Written Consent

The Charter provides that our stockholders may not take actions required or permitted to be taken by stockholders at a meeting of stockholders by written consent in lieu of a meeting. This provision may make it more difficult for stockholders to take action opposed by the Board.

Special Meetings

The Bylaws provide that only the Board, the chairman of the Board or our president and chief executive officer may call a special meeting of our stockholders. This provision may make it more difficult for stockholders to take action opposed by the Board.

Business Combination Statute

Section 203 of the DGCL, which restricts a wide range of transactions between a corporation and certain of its stockholders, applies to Delaware corporations unless they have expressly elected to opt out of its provisions in their certificate of incorporation or bylaws. Neither the Charter nor the Bylaws contains a provision electing to opt out of the application of Section 203 of the DGCL.

Under Section 203 of the DGCL, an “interested stockholder” is, generally, any person who beneficially owns, directly or indirectly, 15% or more of the corporation’s outstanding voting stock. Business combinations are broadly defined to include mergers or consolidations with, sales or other dispositions of more than 10% of the corporation’s assets to, certain transactions resulting in the issuance or transfer of any stock of the corporation or any subsidiary to, certain transactions resulting in an increase in the proportionate share of stock of the corporation or any subsidiary owned by or receipt of the benefit (other than proportionately as a stockholder) of any loans, advances or other financial benefits by, an interested stockholder.

Section 203 prevents an interested stockholder from engaging in a business combination with the corporation for three years from becoming an interested stockholder unless (a) the Board approved either the business combination or the transaction resulting in the person becoming an interested stockholder before the person became an interested stockholder; (b) on consummation of the transaction resulting in the person becoming an interested stockholder, that person owned at least 85% of the corporation’s voting stock (excluding, for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, shares owned by persons who are directors and also officers and shares owned by certain employee stock plans); or (c) the business combination is approved by the Board and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Warrants and Rights

As of December 31, 2019, there was one outstanding warrant to purchase up to 1,458,979 shares of Common Stock held by the United Services Automobile Association. Additionally, at that date, there were 10,625,980 shares of Common Stock reserved for issuance pursuant to outstanding stock options, 5,890,992 shares of Common Stock reserved for issuance pursuant to restricted stock units and 10,521,842 shares of Common Stock reserved for issuance under the Company’s 2014 Equity Incentive Plan.

Listing

The Common Stock is traded on the Nasdaq Stock Market under the trading symbol “TRUE.”

Miscellaneous

The Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights. Our Charter contains no restrictions on the alienability of the Common Stock. There are no provisions discriminating against any existing or prospective holder of the Common Stock as a result of such holder’s owning a substantial amount of securities.